Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	PFGI			Predecessor					VFI
	21 weeks		36 weeks	16 weeks				10 Weeks	42 Weeks	52 Weeks
	ended		ended	ended				Ended	Ended	Ended
	December 26,		July 31,	November 24,		Year Ended July 31,		July 31,	May 22,	July 31,
(In thousands)	2004		2004	2003		2003	2002	2001	2001	2000
Fixed charges as defined:
Interest expense	$26,260		$26,240	$9,310		$11,592	$14,513	$3,342	$42,163	$52,088
One-third of non-cancelable lease rent	499		845	317		1,119	1,473	248	1,329	1,149

Total fixed charges (A)	26,759		27,085	9,627		12,711	15,986	3,590	43,492	53,237

Earnings as defined:
Pretax earnings (loss)	(15,281)		(87,070)	(4,580)		13,964	16,112	(8,897)	(50,549)	(40,661)
Add fixed charges	26,759		27,085	9,627		12,711	15,986	3,590	43,492	53,237

Earnings and fixed charges (B)	11,478		(59,985)	5,047		26,675	32,098	(5,307)	(7,057)	12,576

Ratio of earnings to fixed charges: (B/A)	NM	(1)	NM (1)	NM	(2)	2.10	2.01	NM (2)	NM (3)	NM	(3)

(1)	PFGI’s earnings for the 21 weeks ended December 26, 2004 and the 36 weeks ended July 31, 2004 were insufficient to cover fixed charges by $15.3 million and $87.1 million, respectively.

(2)	The Predecessor’s earnings for the 16 weeks ended November 24, 2003 and the 10 weeks ended July 31, 2001 were insufficient to cover fixed charges by $4.6 million and $8.9 million, respectively.

(3)	VFI’s earnings for the 42 weeks ended May 22, 2001 and 52 weeks ended July 31, 2000, were insufficient to cover fixed charges by $50.5 million and $40.7 million, respectively.